Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-93369) pertaining to the Genlyte Thomas Retirement Savings and Investment Plan of our report dated June 24, 2002 with respect to the financial statements and schedule of the Genlyte Thomas Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Louisville, Kentucky
June 24, 2002

Pursuant to Rule 437a, this Form 11-K is being filed without the written consent of Arthur Andersen LLP with respect to the year 2000, reasonable efforts to obtain such consent having been made by the Registrant. Due to the recent events involving Arthur Andersen LLP, such firm may not be subject to recovery for liability under Section 11 of the Securities Act of 1933.